SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No. _____________)*


                               CapitalSource, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    14055X102
                                 (CUSIP Number)

                                 August 6, 2003
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Schedule 13G                                                     PAGE 2 OF 8

CUSIP No. 530129105
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               OZ Management, L.L.C.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    5,471,266(1)  (See Item 4 for more detail)
SHARES
--------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    See Row 5 above.
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          See Row 5 above.
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          Approximately 4.66% as of the date of this statement(2). (See Item 4 for more detail)
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO, IA
-----------------------------------------------------------------------------

(1) On August 6, 2003, the Reporting Persons acquired 5,865,450 shares in a reorganization transaction which preceded the Company's initial public offering. 394,184 shares were subsequently sold on August 12, 2003 in such offering.

(2) The Reporting Persons beneficially owned 5.90% at the time of the acquisition of the shares on August 6, 2003 and 4.74% after the sale of the shares and the issuance of new shares (described in Note 1) by the Company on August 12, 2003. The Company also issued an additional 2,130,000 shares on August 12, 2003.


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Schedule 13G                                                     PAGE 3 OF 8

CUSIP No. 530129105
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Daniel S. Och
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    5,471,266(3)  (See Item 4 for more detail)
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    See Row 5 above.
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          See Row 5above.
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          Approximately 4.66% as of the date of this statement(4). (See Item 4 for more detail)
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               IN
-----------------------------------------------------------------------------

(3) On August 6, 2003, the Reporting Persons acquired 5,865,450 shares in a reorganization transaction which preceded the Company's initial public offering. 394,184 shares were subsequently sold on August 12, 2003 in such offering.

(4) The Reporting Persons beneficially owned 5.90% at the time of the acquisition of the shares on August 6, 2003 and 4.74% after the sale of the shares and the issuance of new shares (described in Note 1) by the Company on August 12, 2003. The Company also issued an additional 2,130,000 shares on August 12, 2003.


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Schedule 13G                                                     PAGE 4 OF 8

ITEM 1(a).  NAME OF ISSUER:
             CapitalSource, Inc. (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             4445 Willard Avenue, 12th Floor, Chevy Chase, MD 20815

ITEM 2(a).  NAME OF PERSON FILING:

     This statement is filed by:
          (i) OZ Management, L.L.C. ("OZ"), a Delaware limited liability company, with respect to the Securities held by certain investment funds, for which OZ serves as principal investment manager;
              and
         (ii) Daniel S. Och, Senior Managing Member of OZ, with respect to the Securities held by certain investment funds.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.




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Schedule 13G                                                  PAGE 5 OF 8

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
            The business address of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, New York 10019.

ITEM 2(c).  CITIZENSHIP:
             OZ is a Delaware limited liability company. Daniel S. Och is a United States citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value

ITEM 2(e).  CUSIP NUMBER:                 14055X102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)   [ ] Broker or dealer registered under Section 15 of the Act

          (b)   [ ] Bank as defined in Section 3(a)(6) of the Act

          (c)   [ ] Insurance Company as defined in Section 3(a)(19) of the
                    Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F)

          (g)   [ ] Parent Holding Company, in accordance with Rule 13d-
                    1(b)(ii)(G);

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. [x]


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Schedule 13G                                                    PAGE 6 OF 8

ITEM 4.   OWNERSHIP.

          OZ serves as principal investment manager to a number of investment funds with respect to which it has voting and dispositive authority over the Securities reported in this Schedule 13G. Mr. Daniel S. Och is the Senior Managing Member of OZ. As such, he may be deemed to control such entity and therefore be the beneficial owner of the securities in this Schedule 13G.

          OZ and Daniel S. Och

          (a) Amount beneficially owned: 5,471,266. This reflects the number of shares of Common Stock beneficially owned as of the date of this statement, after the sale of 394,184 shares of Common Stock on August 12, 2003. On August 6, 2003, prior to such sale, the number of shares of Common Stock beneficially owned was 5,865,450.

          (b) Percent of class: Approximately 4.66% as of the date of this statement (based on 117,526,050 shares of Common Stock outstanding as of the date of this statement).

          As disclosed in clause (a) above, prior to the Company's initial public offering, 5,865,450 shares of Common Stock were beneficially owned by the Reporting Persons. At such time, 99,396,050 shares of Common Stock were outstanding, as reflected on the Company's 424(b)(4) prospectus dated as of August 6, 2003 and filed on August 7, 2003, resulting in the Reporting Persons beneficially owning approximately 5.90% of the Common Stock of the Company.

          On August 12, 2003, in connection with the Company's initial public offering, (i) the Company issued an additional 16,000,000 shares of Common Stock, resulting in 115,396,050 shares of Common Stock outstanding at such time and (ii) 394,184 shares of Common Stock that were beneficially owned by the Reporting Persons were sold, resulting in the Reporting Persons beneficially owning 5,471,266 shares of Common Stock, representing approximately 4.74% of the Company's Common Stock.

          On August 12, 2003, the Company also issued an additional 2,130,000 shares of Common Stock pursuant to an over-allotment option in connection with the Company's initial public offering, which resulted in 117,526,050 shares of Common Stock outstanding thereby reducing the percentage of Common Stock beneficially owned by the Reporting Persons to approximately 4.66%.

          (c)     Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         5,471,266 (See Item 4 for more detail)
                  (ii)   shared power to vote or to direct the vote
                         0
                  (iii)  sole power to dispose or to direct the disposition
                         of 5,471,266 (See Item 4 for more detail)
                  (iv)   shared power to dispose or to direct the disposition of
                         0


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Schedule 13G                                                     PAGE 7 OF 8

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE CLASS OF SECURITIES CHECK THE FOLLOWING [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          OZ serves as principal investment manager to a number of investment funds with respect to which it has voting and dispositive authority over the Securities reported in this Schedule 13G. Mr. Daniel S. Och is the Senior Managing Member of OZ. As such, he may be deemed to control such entity and therefore be the beneficial owner of the securities in this Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.


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Schedule 13G                                                    PAGE 8 OF 8

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby make the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the Securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 18, 2003              /s/ Daniel S. Och,
                                    ----------------------------------------
                                    DANIEL S. OCH, individually and as Senior
                                    Managing Member of OZ Management, L.L.C.